PRIMERO MINING CORP.

Report as to Voting Results Submitted Pursuant to
Section 11.3 of National Instrument 51-102

                  This report is submitted for and on behalf of Primero Mining Corp. (the “Company”) in respect of a special meeting (the “Meeting”) of the holders of common shares (“Common Shares”) of the Company held on February 27, 2014. At the Meeting, holders of Common Shares voted on the following matter:

(a)

A ballot was conducted with respect to the special resolution authorizing the issuance of common shares of the Company, as described in the Management Information Circular of the Company dated January 27, 2014, in furtherance of a plan of arrangement under the Canada Business Corporations Act whereby the Company will acquire all of the issued and outstanding shares of Brigus Gold Corp. According to the ballots cast, the special resolution was approved with the following results:

All Shareholders

Votes For – 82,645,418 (99.90%)
Votes Against – 79,233 (0.10%)
Total Shares Voted - 82,724,651 (71.48%)

DATED this 28th day of February, 2014.

PRIMERO MINING CORP.

By:	(Signed) “H. Maura Lendon”
H. Maura Lendon
Vice-President, Chief General Counsel
and Corporate Secretary